UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   TELOS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                   TELOS, INC.
                                c/o Pierre Narath
                         8192 College Parkway, Suite 18
                              Fort Myers, FL 33919
                                 (239) 267-5287
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  None
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(1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Pierre Narath
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(2) Check the Appropriate Box if a Member of a Group
                                                                         (a) |_|
                                                                         (b) |_|
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(3) SEC Use Only

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(4) Source of Funds (See Instructions) (See item 3)

      PF
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)

      |_|
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(6) Citizenship or Place of Organization

      USA
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Number of         (7)   Sole Voting Power
Shares
Beneficially            1,000,000
Owned             --------------------------------------------------------------
by Each           (8)   Shared Voting Power
Reporting
Person With       --------------------------------------------------------------
                  (9)   Sole Dispositive Power

                        1,000,000
                  --------------------------------------------------------------
                  (10)  Shared Dispositive Power

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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      1,000,000
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

     |_|
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(13) Percent of Class Represented by Amount in Row (11)

     100%
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(14) Type of Reporting Person (See Instructions)

     IN
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

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of Telos, Inc., whose principal executive offices are located at 8192 College Parkway, Suite 18, Fort Myers, FL 33919 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Pierre Narath (the "Reporting Person").

      (b) The business address of the Reporting Person is 8192 College Parkway, Suite 18, Fort Myers, FL 33919.

      (c) The Reporting Person's serves as the Chairman of the Board of Directors of Touchstone Software Corporation ("Touchstone"). Touchstone's business address is 1538 Turnpike St., North Andover, MA 01845.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not been a party to any civil proceedings during the last five years.

      (f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person purchased the 1,000,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $100.00. The source of funding for this purchase was through personal funds.

Item 4. Purpose of Transaction.

      None

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 1,000,000 shares of Common Stock, representing 100% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed January 29, 2007.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of, the 1,000,000 shares of Common Stock owned by the Reporting Person.

      (c) The 1,000,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective December 21, 2006.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None

Item 7. Material to Be Filed as Exhibits.

      None

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 April 3, 2007

                                                 PIERRE NARATH

                                                 By: /s/ Pierre Narath
                                                 -------------------------------
                                                 Name: Pierre Narath
                                                 Title: President